Issuer Free Writing Prospectus

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-225609

Concho Resources Inc.

Pricing Term Sheet

$1,000,000,000 4.300% Senior Notes due 2028

$600,000,000 4.850% Senior Notes due 2048

June 14, 2018

This Pricing Term Sheet supplements the information set forth in the Preliminary Prospectus Supplement, dated June 14, 2018, to the Prospectus dated June 14, 2018. To the extent changes in this term sheet amend or supplement specific information in the Preliminary Prospectus Supplement, all related information or information derived therefrom shall be deemed amended or supplemented accordingly. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Concho Resources Inc.

Security Description:	4.300% Senior Notes due 2028 (the “2028 Notes”) 4.850% Senior Notes due 2048 (the “2048 Notes”)

Distribution:	SEC Registered

Trade Date:	June 14, 2018

Settlement Date:

(T+12); July 2, 2018

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade either series of the notes on the date of pricing or during the next nine succeeding business days will be required, by virtue of the fact that the notes will settle in T+12, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Special Mandatory Redemption:

If the Company does not consummate the RSP Acquisition (as defined under “Description of the Notes” in the Preliminary Prospectus Supplement) on or before December 31, 2018, or if, on or prior to such date, the Acquisition Agreement (as defined under “Description of the Notes” in the Preliminary Prospectus Supplement) is terminated, the Company will be required to redeem all of the outstanding 2028 Notes and 2048 Notes at a redemption price equal to 101.000% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

See “Description of the Notes—Special Mandatory Redemption” in the Preliminary Prospectus Supplement for the definitions of “RSP Acquisition” and “Acquisition Agreement” and for further terms and provisions applicable to special mandatory redemption.

Anticipated Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

4.300% Notes due 2028

Size:	$1,000,000,000

Maturity Date:	August 15, 2028

Benchmark Treasury:	2.875% due May 15, 2028

Benchmark Treasury Price/Yield:	99-14; 2.941%

Spread to Benchmark Treasury:	+140 bps

Yield to Maturity:	4.341%

Coupon:	4.300% per annum

Price to Public:	99.660%

Interest Payment Dates:	August 15 and February 15, commencing February 15, 2019

Optional Redemption:	Prior to May 15, 2028, make-whole call at T+25 bps; par call on and after May 15, 2028

CUSIP/ISIN:	20605P AK7 / US20605PAK75

4.850% Notes due 2048

Size:	$600,000,000

Maturity Date:	August 15, 2048

Benchmark Treasury:	3.000% due February 15, 2048

Benchmark Treasury Price/Yield:	98-23; 3.066%

Spread to Benchmark Treasury:	+180 bps

Yield to Maturity:	4.866%

Coupon:	4.850% per annum

Price to Public:	99.740%

Interest Payment Dates:	August 15 and February 15, commencing February 15, 2019

Optional Redemption:	Prior to February 15, 2048, make-whole call at T+30 bps; par call on and after February 15, 2048

CUSIP/ISIN:	20605P AL5 / US20605PAL58 ***

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Morgan Stanley & Co. LLC MUFG Securities Americas Inc.

Junior Co-Managers:

Citigroup Global Markets Inc.

Capital One Securities, Inc.

ING Financial Markets LLC

U.S. Bancorp Investments, Inc.

Credit Suisse Securities (USA) LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

CIBC World Markets Corp.

Comerica Securities, Inc.

DNB Markets, Inc.

KeyBanc Capital Markets Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, by emailing dg.prospectus_requests@baml.com, or via phone at (800) 294-1322; J.P. Morgan Securities LLC, by e-mailing hy_syndicate@restricted.chase.com, or via phone at (212)-834-4533; or Wells Fargo Securities, LLC, by e-mailing wfscustomerservice@wellsfargo.com, or via phone at (800)-645-3751.

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